Exhibit 99.1

PRF Technologies Wins Another European Utility-Scale Solar Deployment,
Expanding DeepSolar’s Installed Commercial Base

Shikun & Binui Energy Selects DeepSolar SaaS Starting with a 71 MW Solar Project,
Reinforcing Adoption by European Infrastructure Operators

TEL AVIV, Israel – February 11, 2026 – PRF Technologies (Nasdaq: PRFX) (“PRF” or the “Company”), through its DeepSolar™ AI-driven solar analytics business unit, today announced the signing of a software-as-a-service (SaaS) agreement with Shikun & Binui Energy for the deployment of DeepSolar at the 71 megawatt (MW) Satu Mare photovoltaic site in Romania.

The Satu Mare project is a utility-scale solar plant owned and operated by Shikun & Binui Energy. Under the agreement, DeepSolar will provide continuous analytics and performance monitoring designed to enhance operational visibility, support proactive asset management, and enable data-driven decision-making throughout the project’s operating life.

Unlike pilot programs, this agreement reflects a commercial SaaS deployment supporting ongoing plant operations.

Shikun & Binui Energy is the renewable-energy subsidiary of Shikun & Binui Ltd. (TASE: SKBN), one of Israel’s leading infrastructure and construction groups, with decades of experience and active operations across infrastructure, energy, real estate, and concessions in Israel and international markets. The deployment at Satu Mare reflects Shikun & Binui Energy’s continued expansion in European renewable-energy markets, including Romania.

DeepSolar applies advanced analytics and machine-learning techniques to historical and real-time operational data from utility-scale solar plants. The platform is designed to identify performance trends, detect operational anomalies, and support informed operational and commercial decision-making under varying market and grid conditions.

“This agreement represents another step forward in the commercial rollout of DeepSolar with established infrastructure and renewable-energy operators,” said Dr. Ehud Geller, Chairman and Chief Executive Officer of PRF Technologies. “As utility-scale solar portfolios grow larger and more complex, operators are increasingly adopting advanced analytics to improve asset performance, manage risk, and maximize long-term value. We believe DeepSolar is well positioned to support these objectives across Europe and other international markets.”

The Satu Mare deployment builds on PRF Technologies’ recent DeepSolar commercial and strategic activity in Europe, including previously announced pilot and analytics engagements with utility-scale solar operators. The Company continues to expand DeepSolar’s capabilities and use cases, including performance monitoring, predictive analytics, and technical due-diligence applications for solar asset owners and investors.

In parallel with expanding deployments, PRF Technologies has been broadening DeepSolar’s product stack. Recent initiatives include the launch of Smart TDD, a technical due diligence solution designed to support solar asset transactions and lifecycle performance assessments, and continued development of DeepSolar Predict, the Company’s forecasting solution designed to improve energy production and revenue visibility. PRF has also filed a patent application related to plant-level micro-climate modeling, further strengthening its intellectual property position in solar analytics.

PRF Technologies believes this agreement supports its strategy to scale DeepSolar as a recurring SaaS platform for professional renewable-energy owners, infrastructure groups, and financial stakeholders across European and international solar markets.

About DeepSolar

DeepSolar develops advanced digital-asset-management technologies for utility-scale solar plants. Its AI-driven algorithms transform complex operational data into actionable insights - detecting issues, forecasting production, and improving decision-making to maximize asset performance and profitability. DeepSolar is an active participant in the NVIDIA Connect program (#NVIDIAConnect), supporting continued innovation in AI-powered renewable-energy solutions.

About PRF Technologies

PRF Technologies Ltd. (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PRF also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption—particularly in solar-integrated environments. This dual business model reflects PRF’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit https://prf-tech.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PRF’s expectations, beliefs and intentions including with respect to statements related to the potential benefits of the deployment of the DeepSolar platform under commercial SaaS agreements. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110 OcuRing™-K, LayerBio Inc.’s lead product candidate, and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller
Chairman and interim Chief Executive Officer
PRF Technologies Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com